UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-42551

SAGTEC GLOBAL LIMITED

(Registrant’s Name)

Lot 6-2, Level 9, Equatorial Plaza,

Jalan Sultan Ismail, 50250 Kuala Lumpur, Malaysia

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒        Form 40-F ☐

On October 8, 2026, CL Technologies (International) Sdn. Bhd., a wholly owned subsidiary of Sagtec Global Limited (the “Company”), changed its corporate name to CLAI Tech Sdn. Bhd. (the “Subsidiary”). The change of name was registered in Malaysia under the Companies Act 2016 and is evidenced by a Certificate of Incorporation on Change of Name of Company dated October 9, 2026. The Subsidiary was incorporated in Malaysia on February 14, 2019 under registration number 201901005005 (1314332-U).

The name change aligns the Subsidiary’s corporate identity with the Company’s CLAi artificial intelligence technology platform and its focus on artificial intelligence and enterprise technology solutions. The name change does not alter the Subsidiary’s ownership, management, existing contractual obligations or business operations. The Company will continue to operate as Sagtec Global Limited, and its ordinary shares will continue to trade on the Nasdaq Capital Market under the symbol “SAGT.”

On October 13, 2026, the Company issued a press release announcing the change of name of the Subsidiary.

A copy of the Certificate of Incorporation on Change of Name of Company is furnished as Exhibit 99.1 to this Report on Form 6-K. A copy of the press release is furnished as Exhibit 99.2 to this Report on Form 6-K.

EXHIBITS

Exhibit 99.1	Certificate of Incorporation on Change of Name of Company dated October 9, 2026, relating to CLAI Tech Sdn. Bhd.

Exhibit 99.2	Press Release dated October 13, 2026, titled “Sagtec Global Announces Successful Corporate Name Change of Subsidiary to CLAI Tech Sdn. Bhd.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAGTEC GLOBAL LIMITED

By:	/s/ Ng Chen Lok
Name:	Ng Chen Lok
Title:	Chairman, Chief Executive Officer and Executive Director

Date: October 13, 2026

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